ZACHARY BANCSHARES, INC.
                        AND SUBSIDIARY
                          TABLE OF CONTENTS


 President's Message......................................

 Independent Auditor's Report.............................

 Consolidated Balance Sheets
   December 31, 1994 and 1993.............................

 Consolidated Statements of Income
   for the years ended December 31, 1994 and 1993.........

 Consolidated Statements of Changes in Stockholders' Equity
   for the years ended December 31, 1994 and 1993.........

 Consolidated Statements of Cash Flows for the
   years ended December 31, 1994 and 1993.................

 Notes to Consolidated Financial Statements
   December 31, 1994 and 1993.............................

 Condensed Consolidated Balance Sheets
   December 31, 1994, 1993, 1992, 1991 and 1990...........

 Condensed Consolidated Statements of Income
   for the years ended December 31, 1994, 1993, 1992,
   1991 and 1990..........................................

 Average Balance Sheets and Interest Rate Analysis
   for the years ended December 31, 1994 and 1993.........

 Interest Differential
   for the year ended December 31, 1994 ..................

 Condensed Consolidated Statements of Income
   for the quarter periods in the years ended
   December 31, 1994 and 1993.............................

 Management's Discussion and Results of Operation.........

 Officers.................................................

 Board of Directors.......................................

 Bank Locations...........................................


                       ZACHARY BANCSHARES, INC.


                                       March 14, 1995


Dear Shareholders:

 Zachary Bancshares Inc. had another profitable year in 1994. Net income was $725,236.00 as compared to $890,337.00 in 1993. The decrease in 1994 profits was due to losses on sales of securities as interest rates increased. The securities sales allowed reinvestment in higher earning assets which will increase future earnings. In 1993, we experienced Gains on Sales of Securities and Gains on Sales of Other Real Estate which helped improve our profit above this year's level.

 Once again, our Board of Directors has increased cash dividends per share from $1.00 in 1992, to $1.20 in 1993 and then to $1.35 per share in 1994. Our return on average equity was 12.19%. With the low interest rates during 1994 and the excellent public schools that we have on the north end of the parish, many people have moved to the Zachary and Central communities. In Zachary alone, there were 99 new homes built in 1994. This continued growth was financed in part by our community bank, as our loan to deposit ratio grew from 34.66% in 1993 to 46.95% in 1994. This represents a net loan growth of $7,390,000 during the year.

 During the year 1994, the people in our trade area have learned to appreciate the value of keeping the Bank of Zachary as a community owned bank. While many other banks seemed to be losing interest in Zachary, and Central, we were financing a new fire station for the
city, three major local church constructions and many area homes.   Our
officers and employees have worked to help develop a vision plan for the future of our city, a new city map, beautification in the downtown area, and a new chamber of commerce office. In addition, the Bank and it's employees have assisted in raising funds for the Boy Scouts, adoption agencies, financial assistance for the area schools and helped to provide Christmas meals and gifts for the poor in both Zachary and Central communities.

 We promise to continue to work for you, our shareholders and customers. Without your support these accomplishments would not have been possible.

   Sincerely,



   Harry S. Morris, Jr.
   President


                         HANNIS T. BOURGEOIS & CO., L.L.P.
                           Certified Public Accountants
                           2322 Tremont Drive, Suite 200
                               Baton Rouge, LA 70809
                                  (504) 928-4770


                                  January 13, 1995


To the Shareholders
  and Board of Directors
Zachary Bancshares, Inc. and Subsidiary
Zachary, Louisiana

 We have audited the accompanying Consolidated Balance Sheets of Zachary Bancshares, Inc. and Subsidiary as of December 31, 1994 and 1993 and the related Consolidated Statements of Income, Changes Stockholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zachary Bancshares, Inc. and Subsidiary as of December 31, 1994 and 1993, and the results of their operations, changes in their stockholders' equity and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                               Respectfully submitted,


                               /s/ Hannis T. Bourgeois & Co., L.L.P.



               Zachary Bancshares, Inc. and Subsidiary
                     CONSOLIDATED BALANCE SHEETS
                     December 31, 1994 and 1993

                               ASSETS
                                                  1994         1993
Cash and Due from Banks - Note B              $ 2,592,065  $ 2,446,066
Reserve Funds Sold                              2,100,000    3,500,000
Securities - Note C:
 Held to Maturity (Fair Value
   $-0- and $19,403,100)                      $     -      $19,209,841
 Available for Sale (Fair Value
   $29,685,000 and $16,819,287)                29,685,000   16,819,287
                                              $29,685,000  $36,029,128
Loans - Note D                                $28,241,397  $20,850,372
 Less:  Allowance for Loan Losses - Note E       (820,000)    (819,047)
                                              $27,421,397  $20,031,325
Bank Premises and Equipment - Note F              909,465      957,044
Other Real Estate                                 563,369      769,526
Accrued Interest Receivable                       553,417      475,390
Other Assets                                      583,333      246,250

   Total Assets                               $64,408,046  $64,454,729


                             LIABILITIES
Deposits - Note G:
 Noninterest Bearing                          $12,192,031  $10,906,751
 Interest Bearing                              46,212,790   46,889,845
                                              $58,404,821  $57,796,596
Accrued Interest Payable                          125,111      106,623
Other Liabilities                                 199,643      233,068
   Total Liabilities                          $58,729,575  $58,136,287

                        STOCKHOLDERS' EQUITY
Common Stock - $10 par value;
 authorized 2,000,000 shares;
 issued 216,000 shares - Note H               $ 2,160,000  $ 2,160,000
Surplus                                         1,480,000    1,480,000
Retained Earnings                               3,460,525    2,996,739
Unrealized Gain (Loss) on Securities
  Available for Sale, Net - Note C               (975,394)     128,363
Treasury Stock - 22,333 Shares,
 at Cost                                         (446,660)    (446,660)
   Total Stockholders' Equity                 $ 5,678,471  $ 6,318,442

   Total Liabilities and Stockholders'
     Equity                                   $64,408,046  $64,454,729


The accompanying notes are an integral part of these financial statements.

                   Zachary Bancshares, Inc. and Subsidiary
                      CONSOLIDATED STATEMENTS OF INCOME
               for the years ended December 31, 1994 and 1993


                                                        1994        1993
Interest Income:
  Interest and Fees on Loans                         $2,132,999  $1,878,667
  Interest on Securities                              1,950,667   2,191,506
  Other Interest Income                                 105,328      95,787
      Total Interest Income                          $4,188,994  $4,165,960
Interest Expense on Deposits - Note G                 1,356,065   1,333,250
      Net Interest Income                            $2,832,929  $2,832,710
Provision (Credit) for Loan Losses - Note E             (42,338)       -
      Net Interest Income after
        Provision for Loan Losses                    $2,875,267  $2,832,710

Other Income:
  Service Charges on Deposit
    Accounts                                         $  513,064  $  542,376
  Gain (Loss) on Securities - Note C                   (122,096)     83,027
  Other Operating Income                                 54,593      33,276
      Total Other Income                             $  445,561  $  658,679

      Income before Other Expenses                   $3,320,828  $3,491,389

Other Expenses:
  Salaries and Employee Benefits - Note I            $1,251,473  $1,201,213
  Occupancy Expense                                     162,008     190,465
  Net Other Real Estate Expense                         (28,877)    (86,829)
  Other Operating Expenses - Note J                     833,518     835,725
      Total Other Expenses                           $2,218,122  $2,140,574

      Income before Income Taxes                     $1,102,706  $1,350,815
Applicable Income Tax - Note K                          377,470     460,478
      Net Income                                     $  725,236  $  890,337

Per Share - Note H:
      Net Income                                     $     3.75  $     4.60

      Cash Dividends                                 $     1.35  $     1.20

The accompanying notes are an integral part of these financial statements.


                  Zachary Bancshares, Inc. and Subsidiary
        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              for the years ended December 31, 1994 and 1993


                                                     1994         1993

Common Stock:
  Balance - Beginning and End of Year            $ 2,160,000  $ 2,160,000


Surplus:
  Balance - Beginning and End of Year            $ 1,480,000  $ 1,480,000


Retained Earnings:
  Balance - Beginning of Year                    $ 2,996,739  $ 2,338,801
    Net Income                                       725,236      890,337
    Cash Dividends                                  (261,450)    (232,399)

  Balance - End of Year                          $ 3,460,525  $ 2,996,739

Net Unrealized Gain (Loss) on Securities
  Available for Sale:
    Balance - Beginning of Year                  $   128,363  $     -
      Net Change in Unrealized Gain
        on Securities Available for Sale         (1,103,757)      128,363
    Balance - End of Year                       $  (975,394)  $   128,363

Treasury Stock:
  Balance - Beginning and End of Year           $  (446,660) $  (446,660)

The accompanying notes are an integral part of these financial statements.


                   Zachary Bancshares, Inc. and Subsidiary
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
               for the years ended December 31, 1994 and 1993


                                                     1994          1993

Cash Flows From Operating Activities:
  Net Income                                     $    725,236  $    890,337
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities:
      Provision (Credit) for Loan Losses              (42,338)        -
      Provision for Losses on
        Other Real Estate                             (46,700)        -
      Provision for Depreciation                      119,862       158,155
      Provision (Credit) for Deferred Tax             (37,291)        48,740
      Amortization (Accretion) of Securities
        Premiums (Discounts)                          174,072       227,296
      (Gain) Loss on Sale of Securities               122,096       (83,027)
      Gain on Sale of Other Real Estate                  (720)     (111,131)
      (Gain) Loss on Sale of Premises and
        Equipment                                      -             20,341
      (Increase) Decrease in Interest
        Receivable                                    (78,027)      102,760
      (Increase) Decrease in Other Assets             196,125        43,600
      Increase (Decrease) in Interest Payable          18,488       (19,828)
      Increase (Decrease) in Other Liabilities         39,259       (57,679)
            Net Cash Provided by Operating
              Activities                         $  1,190,062  $  1,219,564

Cash Flows From Investing Activities:
    Net Decrease in Reserve Funds Sold           $  1,400,000  $    850,000
    Purchases of Securities                       (19,163,297)  (22,178,049)
    Proceeds from Maturities of Securities          6,555,006    15,620,046
    Proceeds from Sale of Securities               16,983,893     7,596,538
    Net (Increase) Decrease in Loans               (7,231,774)   (2,086,022)
    Proceeds from Sale of Premises
      and Equipment                                    -             23,130
    Purchases of Premises and Equipment               (72,283)      (22,877)
    Sales of Other Real Estate                        137,617       366,002
            Net Cash Provided by (Used in)
              Investing Activities               $ (1,390,838) $    168,768



                   Zachary Bancshares, Inc. and Subsidiary

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (CONTINUED)

               for the years ended December 31, 1994 and 1993

                                                     1994          1993

Cash Flows From Financing Activities:
  Net Increase (Decrease) in Demand
    Deposits, NOW Accounts and Savings
    Accounts                                     $  1,092,765  $   (104,448)
  Net Decrease in Certificates of
    Deposit                                          (484,540)   (1,629,925)
  Cash Dividends                                     (261,450)     (232,399)
        Net Cash Provided by (Used in)
              Financing Activities               $    346,775  $ (1,966,772)

Increase (Decrease) in Cash and Due
  from Banks                                     $    145,999  $   (578,440)

Cash and Due from Banks -Beginning of Year          2,446,066     3,024,506

Cash and Due from Banks - End of Year            $  2,592,065  $  2,446,066

Supplemental Disclosures of Cash Flow
  Information:
    Noncash Investing Activities:
      Other Real Estate Acquired
        (Disposed) in Settlement of Loans        $   (115,960) $    (38,883)

      Change in Unrealized Gain (Loss) on
        Securities Available for Sale            $ (1,672,358) $    194,489

      Change in Deferred Tax Effect on
        Unrealize Gain on Securities
        Available for Sale                       $   (568,601) $     66,126

    Cash Payments for:
      Interest Paid on Deposits                  $  1,337,577  $  1,353,077

      Income Tax Payments                        $    377,000  $    453,530


The accompanying notes are an integral part of these financial statements.


               Zachary Bancshares, Inc. and Subsidiary

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     December 31, 1994 and 1993


Note A - Summary of Significant Accounting Policies -

   The accounting principles followed by Zachary Bancshares, Inc. and its wholly-owned Subsidiary, Bank of Zachary, are those which are generally practiced within the banking industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders' equity and cash flows are summarized below.

 Principles of Consolidation

   The consolidated financial statements include the accounts of Zachary Bancshares, Inc. (the Company), and its wholly-owned subsidiary, Bank of Zachary (the Bank). All material intercompany accounts and transactions have been eliminated. Certain reclassifications to previously published financial statements have been made to comply with current reporting requirements.

 Securities

   Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by various methods approximating the interest method over their contractual lives.

   Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. The Bank does not engage in trading activities. Reference should be made to Note C regarding a change to this method of accounting for securities.


 Loans

   Loans are stated at principal amounts outstanding, less unearned income and allowance for loan losses. Interest on commercial loans is accrued daily based on the principal outstanding. Interest on installment loans is recognized and included in interest income using the sum-of-the-digits method, which does not differ materially from the interest method.

 The Bank discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. When a loan is placed on non-accrual status, previously recognized but uncollected interest is reversed to income or charged to the allowance for loan losses. If the underlying collateral value is sufficient to cover the principal balance and accrued interest, the Bank may decide to continue the accrual of interest.

Allowance for Loan Losses

 The allowance for loan losses is an amount which in management's judgment is adequate to absorb potential losses in the loan portfolio. The allowance for loan losses is based upon management's review and evaluation of the loan portfolio. Factors considered in the establishment of the allowance for loan losses include management's evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process; expectations of future economic conditions and their impact on particular borrowers; and other judgmental factors.

 The allowance for loan losses is based on estimates of potential future losses, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, the effect of the change in estimate is charged to operating expenses in the period incurred. All losses are charged to the allowance for loan losses when the loss actually occurs or when management believes that the collectibility of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

Bank Premises and Equipment

 Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided at rates based upon estimated useful service lives using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

 The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in current operations.

 Expenditures for maintenance and repairs are charged to operations as incurred. Cost of major additions and improvements are capitalized.

Other Real Estate

 Other real estate is comprised of properties acquired through foreclosure or negotiated settlement. The carrying value of these properties is lower of cost or fair market value. Loan losses arising from the acquisition of these properties are charged against the allowance for loan losses. Any subsequent market reductions required are charged to Net Other Real Estate Expense. Revenues and expenses associated with maintaining or disposing of foreclosed properties are recorded during the period in which they are incurred.

Income Taxes

 The provision for income taxes is based on income as reported in the financial statements after interest income from state and municipal securities is excluded. Also certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus provisions for deferred taxes are recorded in recognition of such timing differences.

 Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Reference should also be made to Note K regarding a change in the method of accounting for income taxes.

The corporation and its subsidiary file a consolidated federal income tax return. In addition, state income tax returns are filed individually by Company in accordance with state statutes.

Earnings per Common Share

 The computation of earnings per share and other per share amounts of common stock is based on the weighted average number of shares of common stock outstanding during each year, which is 193,667 in 1994 and 193,667 in 1993.

Statements of Cash Flows

 For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing)

Current Accounting Developments

 In December, 1991, the Financial Accounting Standards Board issued Statement No. 107, "Disclosures about Fair Value of Financial Instruments." This statement requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not such instruments are recognized in the balance sheet. As it relates to the Company, financial instruments include primarily cash equivalents, securities, loans, and deposits. SFAS No. 107 will be adopted by the Company for the fiscal year ended December 31, 1995.

 The Financial Accounting Standards Board has issued Statement No.
114, "Accounting by Creditors for Impairment of a Loan", which becomes effective for years beginning after December 15, 1994. The Statement generally requires impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The Company has addressed the potential future impact of the application of this statement, and considers it to be immaterial.

Note B - Cash and Due from Banks -

 The Bank is required by state law to maintain average cash reserve balances. The amounts of those required reserves at December 31, 1994 and 1993 were approximately $405,000 and $392,000, respectively.

Note C - Securities -

 The Financial Accounting Standards Board has issued Statement No.
115, "Accounting for Investments in Debt and Equity Securities." The Statement establishes accounting and reporting standards for investments in debt and equity securities that have readily determinable fair value. This statement was required to be adopted for years beginning after December 15, 1993. The Company elected early adoption of this statement effective December 31, 1993. The net effect is reflected in the consolidated financial statements as a separate component of stockholder's equity as Unrealized Gain (Loss) on Securities Available for Sale, Net in the amount of $(975,394) and $128,363 for the years ended December 31, 1994 and 1993, respectively.

 In 1993, the Company classified its U.S. Treasury Securities and
U.S. Government Agency Securities as held to maturity and its mortgage-back securities and collateralized mortgage obligations as available for sale. In 1994, the Company elected to transfer all securities into the available for sale classification. As a result, the Company has applied the "mark-to-market" guidelines set forth in SFAS No. 115 to its entire securities portfolio at December 31, 1994.

 Amortized cost amounts and fair values of securities available for sale at December 31, 1994 and 1993 are summarized as follows:

                                            1994
                                      GROSS        GROSS
                      AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                        COST         GAINS        LOSSES        VALUE
U.S. Treasury
  Securities         $ 4,002,523  $     -      $  (192,853)  $ 3,809,670
Securities of Other
  U.S. Government
  Agencies            13,116,107        -         (337,837)   12,778,270
Mortgage-Backed
  Securities           5,261,137       32,777     (234,178)    5,059,736
Collateralized
  Mortgage Obliga-
  tions                8,783,102        -         (745,778)    8,037,324
                     $31,162,869  $    32,777  $(1,510,646)  $29,685,000



                                             1993
                                     GROSS        GROSS
                      AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                        COST         GAINS        LOSSES        VALUE
  Mortgage-Backed
    Securities       $ 6,705,766  $   249,096  $    -        $ 6,954,862
  Collateralized
    Mortgage
    Obligations        9,919,033        9,642      (64,250)    9,864,425
      Total          $16,624,799  $   258,738  $   (64,250)  $16,819,287



   The amortized cost and fair values of securities available for sale as of December 31, 1994 by contractual maturity are shown below.
 Maturities may differ from contractual maturities in mortgage-backed securities and collateralized mortgage obligations because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                             AMORTIZED       FAIR
                                                COST         VALUE
     One to Five Years                      16,118,630    15,635,150
     Five to Ten Years                       1,000,000       952,791
                                           $17,118,630   $16,587,940

   Securities available for sale with an amortized cost of $11,995,434 and a fair value of $11,575,670 at December 31, 1994, were pledged as collateral on public deposits and for other purposes as required or permitted by law. There were no securities available for sale pledged as collateral on public deposit at December 31, 1993.

   The amortized cost and fair values of securities being held to maturity as of December 31, 1993 are summarized as follows:

                                             1993
                                       GROSS        GROSS
                       AMORTIZED    UNREALIZED   UNREALIZED     FAIR
                         COST         GAINS        LOSSES       VALUE
U.S. Treasury
  Securities          $11,171,021  $    59,458  $   (1,779)  $11,228,700

Securities of Other
  U.S. Government
  Agencies              8,038,820      138,904      (3,314)    8,174,410

                      $19,209,841  $   198,362  $   (5,093)  $19,403,110


 Securities being held to maturity with a carrying amount of $10,175,328 at December 31, 1993, were pledged as collateral on public deposits and for the other purposes as required or permitted by law.

 Gross realized gains and losses from the sale of securities for the years ended December 31, 1994 and 1993 are as follows:

                                                 1994          1993

     Realized Gains                          $    24,339  $   102,815
     Realized Losses                            (146,435)     (19,788)

                                             $  (122,096) $    83,027

Note D - Loans -

   An analysis of the loan portfolio at December 31, 1994 and 1993, is as follows:
                                                1994         1993
   Real Estate Loans -  Construction        $ 2,441,270  $ 1,587,354
   Real Estate Loans - Mortgage              20,492,858   14,215,330
   Loans to Farmers                              14,039       14,893
   Commercial and Industrial Loans            2,430,331    2,026,174
   Loans to Individuals                       2,703,428    2,515,496
   All Other Loans                              159,503      491,864
       Total Loans                          $28,241,429  $20,851,111
   Unearned Income                                  (32)        (739)

                                            $28,241,397  $20,850,372


   The Bank had non-performing loans on a non-accrual basis totaling approximately $178,700 and $183,400 at December 31, 1994 and 1993, respectively. The Bank recognized $5,488, and $18,953 in interest income relating to these loans during the years ended December 31, 1994 and 1993. Had the loans been performing, approximately $22,100 and $10,200 of additional interest income would have been recognized for the years ended December 31, 1994 and 1993. Loans contractually past due 90 days or more, in addition to loans on non-accrual, were $-0- at December 31, 1994 and 1993, respectively.

   The Bank is permitted under the laws of the State of Louisiana to make extensions of credit to its executive officers, directors and their affiliates in the ordinary course of business. The amount of such related party loans was $1,267,975 and $1,433,621 at December 31, 1994 and 1993, respectively. An analysis of the aggregate of these loans for 1994, is as follows:

   Balance - Beginning of Year                           $ 1,433,621
     New Loans                                               237,123
     Repayments                                             (402,769)
   Balance - End of Year                                 $ 1,267,975

Note E - Allowance for Loan Losses -

   Following is a summary of the activity in the allowance for loan losses:
                                                1994         1993

   Balance - Beginning of Year              $   819,047  $   830,000
     Current Provision (Credit) from Income     (42,338)       -
     Recoveries of Amounts Previously
       Charged Off                               83,627       44,156
     Amounts Charged Off                        (40,336)     (55,109)
   Balance - End of Year                    $   820,000  $   819,047

   Ratio of Reserve for Possible Loan
     Losses to Non-Performing Loans
     at End of Year                             458.87%      446.59%
   Ratio of Reserve for Possible Loan
     Losses to Loans Outstanding at
     at End of Year                               2.90%        3.93%
   Ratio of Net Loans Charged Off to
     Average Loans Outstanding for
     the Year                                     (.18)%        .05%

Note F - Bank Premises and Equipment -

   Bank premises and equipment costs and the related accumulated depreciation at December 31, 1994 and 1993, are as follows:

                                            ACCUMULATED
                                ASSET COST  DEPRECIATION      NET
   December 31, 1994:
     Land                       $  450,908   $    -       $  450,908
     Bank Premises                 685,670      418,831      266,839
     Furniture and Equipment     1,037,689      845,971      191,718
                                $2,174,267   $1,264,802   $  909,465


   December 31, 1993:
     Land                       $  450,908   $    -       $  450,908
     Bank Premises                 685,670      401,831      283,839
     Furniture and Equipment       995,452      773,155      222,297
                                $2,132,030   $1,174,986   $  957,044

   The provision for depreciation charged to operating expenses was $119,862 and $158,155, respectively, for the years ended December 31, 1994 and 1993.

Note G - Deposits -

   Following is a detail of deposits:
                                                1994         1993
   Demand Deposit Accounts                  $12,192,031  $10,906,751
   NOW and Super NOW Accounts                 7,377,218    7,181,385
   Money Market Accounts                      6,777,381    6,645,308
   Savings Accounts                           7,461,709    7,982,131
   Certificates of Deposit Over $100,000      7,062,425    6,801,698
   Certificates of Deposit                   17,534,057   18,279,323
                                            $58,404,821  $57,796,596

   Interest expense on certificates of deposit over $100,000 for the years ended December 31, 1994 and 1993, amounted to $246,645 and $247,547, respectively.

   Public fund deposits at December 31, 1994 and 1993, were $5,618,654 and $5,287,177, respectively.

Note H - Stockholders' Equity and Regulatory Matters -

   Dividends are paid by the Company from its assets which are provided primarily by dividends from the Bank. Dividends are payable only out of retained earnings and current earnings of the Company. Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. Louisiana statutes require approval to pay dividends in excess of a state bank's earnings in the current year plus retained net profits for the preceding year. As of January 1, 1995, the Bank had retained earnings of $4,197,254 of which $944,540 was available for distribution without prior regulatory approval.

   The Bank is also required to maintain minimum amounts of capital to total risk weighted assets, as required by banking regulators. At December 31, 1994, the Bank is required to have minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The Bank's actual ratios at that date were 23.53% and 24.78%, respectively. The Bank's Leverage Ratio at December 31, 1994, was 9.82%.

   Under current regulations, the Bank is limited in the amount it may loan to its Parent. Loans to the Parent may not exceed 10% of the Bank's capital and surplus. There were no loans outstanding at December 31, 1994 and 1993.

Note I - Employee Benefit Plans -

   The Bank of Zachary has a defined contribution Profit Sharing Plan and Trust for its qualified employees. Each year the Board of Directors of the Bank determines the Bank's contribution. No contribution is required by qualified participants. Contributions charged to expense for this plan were $55,266, and $58,000 for the years ended December 31, 1994 and 1993.

   In addition, the Bank has a 401(K) plan for those employees who meet the necessary eligibility requirements. Covered employees may voluntarily contribute 1% to 15% of gross pay to the plan. The Bank matched one-half of the employee's contribution to a maximum of 6% of gross pay in 1994 and to a maximum of 6% in 1993. Contributions charged to expense for this plan were $24,734 and $22,000 for the years ended December 31, 1994 and 1993, respectively.

Note J - Other Operating Expenses -

   An analysis of Other Operating Expenses for the years ended
 December 31, 1994 and 1993, is as follows:

                                                 1994        1993

   Regulatory Assessments                     $  142,362  $  144,136
   Computer Service Fees                          90,286      91,131
   Equipment                                     188,007     182,029
   Public Relations and Advertising               53,326      39,336
   Other                                         359,537     379,093

                                              $  833,518  $  835,725

Note K - Income Tax -

   The total provision for income taxes charged to income amounted to $377,470 and $460,478 for 1994 and 1993, respectively. The provisions represent effective tax rates of 34% and 34% in 1994 and 1993.

   Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the statements of income.
                                                 1994        1993
   Income Taxes Based on Statutory
     Rate - 34% in 1994 and 1993              $  374,920  $  459,277
   Other - Net                                     2,550       1,201
                                              $  377,470  $  460,478

   The components of consolidated income tax expense (benefits) are:

   Provision for Current Taxes                $  414,761  $  411,738
   Provision (Credit) for Deferred Taxes         (37,291)     48,740
                                              $  377,470  $  460,478

   Effective January 1, 1993, the Company adopted FASB Statement No.
 109, "Accounting for Income Taxes".  As explained in Note A,
 Statement 109 adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, Statement 109 generally considers all expected future events other than enactments of changes in tax laws or rates. Previously, the Company used a liability method under FASB Statement No. 96, but that method gave no recognition to future events other than the recovery of assets and settlement of liabilities at their reported amounts. The effect of the adjustments to the January 1, 1993 balance sheet to adopt Statement 109 was $-0-.

   A deferred income tax asset of $533,208 is included in other assets at December 31, 1994, and a deferred income tax liability of $72,684 is included in other liabilities at December 31, 1993.

   The deferred tax provision consists of the following timing differences:
                                                    1994        1993
 Depreciation Expense for Tax Reporting
   in Excess of Amount for Financial Reporting  $    8,181  $   (6,341)
 Provision for Loan Losses for Financial
   Reporting in Excess of Amount for
     Tax Reporting                                     324       3,724
 Other Real Estate Write-offs for Financial
    Reporting in Excess of Amount for Tax
   Reporting                                       (18,091)     50,891
 Accretion Income for Financial
   Reporting in Excess of Tax Reporting             (4,123)        466
 Provision for Deferred Leave for
   Financial Reporting in Excess of
   the Amount for Tax Reporting                     51,000       -
                                                $   37,291  $   48,740



  The net deferred tax asset and liability consist of the following components at December 31, 1994 and 1993:

                                                    1994         1993

   Depreciation                                 $  (44,441) $  (52,622)
   Provision for Loan Losses                        25,316      24,992
   Other Real Estate                                 3,536      21,627
   Accretion Income                                 (4,678)       (555)
   Deferred Leave                                   51,000        -
   Unrealized (Gain) Loss on Securities
     Available for Sale                            502,475     (66,126)
       Total Deferred Tax Asset (Liability)     $  533,208  $  (72,684)


Note L - Off-Balance-Sheet Instruments -

   The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

   In the normal course of business the Bank has made commitments to extend credit of $2,670,377 at December 31, 1994. This amount includes unfunded loan commitments aggregating $2,630,859 and letters of credit of $31,518.

   The Bank has an outstanding line of credit for the purchase of Federal Funds with a Banker's Bank in the amount of $1,500,000. No funds were drawn on this line at December 31, 1994.

Note M - Concentrations of Credit -

   The majority of the Bank's business activities are with customers in the Bank's market area, which consists primarily of East Baton Rouge and adjacent parishes. The majority of such customers are depositors of the Bank. The concentrations of credit by type of loan are shown in Note D. Most of the Bank's credits are to individuals and small businesses secured by real estate. The Bank, as a matter of policy, does not extend credit to any single borrower or group related borrowers in excess of $750,000.

Note N - Contingencies -

   In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management and counsel, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Note O - Financial Information - Parent Company Only -

   The financial statements for Zachary Bancshares, Inc. (Parent
 Company) are presented below:

                            BALANCE SHEETS

                      December 31, 1994 and 1993
                                                 1994        1993
   Assets:
     Cash                                     $  256,611  $  260,761
     Investment in Subsidiary                  5,421,860   6,063,850
     Due from Subsidiary                          33,638       -
     Other Assets                                  -           4,124
         Total Assets                         $5,712,109  $6,328,735

   Liabilities:
     Due to Subsidiary                        $    -      $   10,293
     Income Tax Payable                           33,638       -
         Total Liabilities                    $   33,638  $   10,293

   Stockholders' Equity:
     Common Stock                             $2,160,000  $2,160,000
     Surplus                                   1,480,000   1,480,000
     Retained Earnings                         2,485,131   3,125,102
     Treasury Stock                             (446,660)   (446,660)
         Total Stockholders' Equity           $5,678,471   $6,318,44
         Total Liabilities and Stockholders'
           Equity                             $5,712,109  $6,328,735

                         STATEMENTS OF INCOME

            for the years ended December 31, 1994 and 1993

                                                 1994        1993
Income:
 Dividend from Subsidiary                     $  266,500  $  415,000

Expenses:
 Operating Expenses                               11,729       7,436
Income before Equity in Undistributed
 Net Income of Subsidiary                     $  254,771  $  407,564

Equity in Undistributed Net Income
  of Subsidiary                                  461,767     482,773

     Net Income before Income Taxes           $  716,538  $  890,337

Applicable Income Tax Expense (Benefit)           (8,698)      -

      Net Income                              $  725,236  $  890,337



                         STATEMENTS OF CASH FLOWS

              for the years ended December 31, 1994 and 1993


                                                      1994        1993

Cash Flows From Operating Activities:
  Net Income                                       $  725,236  $  890,337
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities:
      Equity in Undistributed Net Income
      of Subsidiary                                  (461,767)   (482,773)
      (Increase) Decrease in Receivable
        From Subsidiary                               (33,638)     32,058
      (Increase) Decrease in Other Assets               4,124      (4,124)
      Increase (Decrease) in Due to Subsidiary        (10,293)     10,293
      Increase (Decrease) in Income Tax Payable        33,638     (37,669)
          Net Cash Provided by Operating
            Activities                             $  257,300  $  408,122

Cash Flows From Financing Activities:
  Dividends Paid                                   $ (261,450) $ (232,399)
          Net Cash Used in Financing
            Activities                             $ (261,450) $ (232,399)

Net Increase (Decrease) in Cash                    $   (4,150) $  175,723

Cash - Beginning of Year                              260,761      85,038

Cash - End of Year                                 $  256,611  $  260,761



                   CONDENSED CONSOLIDATED BALANCE SHEETS

               December 31, 1994, 1993, 1992, 1991 and 1990


                                  ASSETS

                                                   1994         1993

Cash and Due from Banks                        $ 2,592,065  $ 2,446,066
Securities                                      31,785,000   39,529,128
Loans                                           27,421,397   20,031,325
Other Assets                                     2,609,584    2,448,210

  Total Assets                                 $64,408,046  $64,454,729


                   LIABILITIES AND STOCKHOLDERS' EQUITY


Deposits                                       $58,404,821  $57,796,596
Other Liabilities                                  324,754      339,691
Stockholders' Equity                             5,678,471    6,318,442

  Total Liabilities and Stockholders' Equity   $64,408,046  $64,454,729

Selected Ratios:
  Loans to Assets                                   42.57%       31.08%
  Loans to Deposits                                 46.95%       34.66%
  Deposits to Assets                                90.68%       89.67%
  Equity to Assets                                   8.82%        9.80%
  Return on Average Assets                           1.11%        1.36%
  Return on Average Equity                          12.19%       15.34%


See auditor's report on the selected financial and statistical data.

                           (Continued)
                 CONDENSED CONSOLIDATED BALANCE SHEETS
              December 31, 1994, 1993, 1992, 1991 and 1990

                               ASSETS

                                     1992         1991         1990

Cash and Due from Banks          $ 3,024,506  $ 2,393,643  $ 2,292,368
Securities                        41,367,443   37,632,028   30,473,653
Loans                             17,906,420   18,671,743   20,833,159
Other Assets                       3,067,072    3,198,764    3,649,191
   Total Assets                  $65,365,441  $61,896,178  $57,248,371


                   LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                         $59,530,969  $56,247,896  $52,246,790
Other Liabilities                    302,331      668,112      663,138
Stockholders' Equity               5,532,141    4,980,170    4,338,443
  Total Liabilities
    and Stockholders' Equity     $65,365,441  $61,896,178  $57,248,371


Selected Ratios:
Loans to Assets                        27.39%       30.17%       36.39%
Loans to Deposits                      30.08%       33.19%       39.87%
Deposits to Assets                     91.07%       90.87%       91.26%
Equity to Assets                        8.46%        8.05%        7.58%
Return on Average Assets                1.19%        1.28%         .14%
Return on Average Equity               15.10%       16.77%        1.81%



              CONDENSED CONSOLIDATED STATEMENTS OF INCOME

   for the years ended December 31, 1994, 1993, 1992, 1991 and 1990


                                                  1994         1993

Interest Income                               $ 4,188,994  $ 4,165,960
Interest Expense                                1,356,065    1,333,250
  Net Interest Income                         $ 2,832,929  $ 2,832,710

Provision (Credit) for Loan Losses                (42,338)       -
  Net Interest Income after Provision
    for Loan Losses                           $ 2,875,267  $ 2,832,710

Other Income                                      445,561      658,679
Other Expenses                                  2,218,122    2,140,574
  Income (Loss) before Income Taxes           $ 1,102,706  $ 1,350,815

Applicable Income Tax Expense (Benefit)           377,470      460,478

  Net Income                                  $   725,236  $   890,337

Earnings Per Share:
  Net Income                                  $      3.75  $      4.60

Cash Dividends                                $      1.35  $      1.20

Book Value - End of Year                      $     29.32  $     32.63

See auditor's report on the selected financial and statistical data.


                             (Continued)
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

       for the years ended December 31, 1994, 1993, 1992, 1991 and 1990

                                        1992         1991         1990

Interest Income                     $ 4,636,137  $ 4,979,984  $ 5,153,894
Interest Expense                      1,832,414    2,688,535    3,018,877
  Net Interest Income               $ 2,803,723  $ 2,291,449  $ 2,135,017

Provision (Credit) for Loan Losses      134,272      286,186       13,070

  Net Interest Income after Provision
    for Loan Losses                 $ 2,669,451  $ 2,005,263  $ 2,121,947

Other Income                            784,851    1,030,503     (273,555)
Other Expenses                        2,307,663    2,080,497    1,926,032
  Income (Loss) before Income Taxes $ 1,146,639  $   955,269  $   (77,640)

Applicable Income Tax Expense(Benefit)  383,000      196,802     (159,200)

  Net Income                        $   763,639  $   758,467  $    81,560

Earnings Per Share:
  Net Income                        $      3.94  $      3.90  $       .42

  Cash Dividends                    $      1.00  $       .60  $       .50

  Book Value - End of Year          $     28.57  $     25.60  $     22.30


                 Zachary Bancshares, Inc. and Subsidiary

            AVERAGE BALANCE SHEETS AND INTEREST RATE ANALYSIS

             for the years ended December 31, 1994 and 1993


                                                  1994

                                                  INTEREST   AVERAGE
                                      AVERAGE      INCOME/    YIELD/
                                      BALANCE      EXPENSE     RATE
          ASSETS
Reserve Funds Sold                  $ 2,719,000  $  105,328    3.87%
Securities:
  Taxable                            34,273,000   1,950,667    5.69
Loans-Net                            23,877,000   2,132,999    8.93
    Total Earning Assets            $60,869,000  $4,188,994    6.88%

Allowance for Loan Losses              (830,000)
Nonearning Assets                     5,061,000
    Total Assets                    $65,100,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Savings and NOW Accounts            $15,364,000  $  343,457    2.24%
Insured Money Market Accounts         6,723,000     132,424    1.97
Certificates of Deposit              24,713,000     880,184    3.56
    Total Interest Bearing
      Liabilities                   $46,800,000  $1,356,065    2.90%

Demand Deposits                      11,866,000
Other Liabilities                       485,000
Stockholders' Equity                  5,949,000
    Total Liabilities and
      Stockholders' Equity          $65,100,000


Net Interest Income - Tax Equivalent Basis       $2,832,929
Tax Equivalent Adjustment                             -
    Net Interest Income                          $2,832,929

Net Interest Income - Spread                                   3.98%

Net Interest Income as a % of Total Earning Assets             4.65%

See auditor's report on the selected financial and statistical data.


                             (Continued)
              AVERAGE BALANCE SHEETS AND INTEREST RATE ANALYSIS

               for the years ended December 31, 1994 and 1993

                                                    1993

                                                  INTEREST   AVERAGE
                                     AVERAGE      INCOME/    YIELD/
                                     BALANCE      EXPENSE     RATE

     ASSETS
Reserve Funds Sold                 $ 3,216,000  $   95,787    2.98%
Securities:
  Taxable                           37,797,000   2,191,506    5.80
Loans-Net                           19,463,000   1,878,668    9.65
  Total Earning Assets             $60,476,000  $4,165,961    6.89%


Allowance for Loan Losses             (836,000)
Nonearning Assets                    5,683,000
  Total Assets                     $65,323,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Savings and NOW Accounts           $16,125,000  $  306,736    1.90%
Insured Money Market Accounts        6,400,000     126,933    1.98
Certificates of Deposit             25,928,000     899,582    3.47
  Total Interest Bearing
    Liabilities                    $48,453,000  $1,333,251    2.75%

Demand Deposits                     10,584,000
Other Liabilities                      482,000
Stockholders' Equity                 5,804,000
  Total Liabilities and
    Stockholders'Equity            $65,323,000

Net Interest Income - Tax Equivalent Basis      $2,832,710
Tax Equivalent Adjustment                            -
  Net Interest Income                           $2,832,710

Net Interest Income - Spread                                  4.14%

Net Interest Income as a % of Total Earning Assets            4.68%


                 Zachary Bancshares, Inc. and Subsidiary

                         INTEREST DIFFERENTIAL

                 for the year ended December 31, 1994


                                              1994 OVER 1993
                                           CHANGE             TOTAL
                                       ATTRIBUTABLE TO      INCREASE
                                      VOLUME       RATE    (DECREASE)

Interest Earning Assets:
  Reserve Funds Sold                $ (16,967) $  26,508    $   9,541
  Securities                         (202,153)   (38,686)    (240,839)
  Loans                               410,507   (156,176)     254,331
      Total Interest Income         $ 191,387  $(168,354)   $  23,033

Interest Bearing Liabilities:
  Savings and NOW Accounts          $ (16,109) $  52,830    $  36,721
  Insured Money Market
    Accounts                            6,375       (884)       5,491
  Certificates of Deposit             (42,504)    23,106      (19,398)
      Total Interest Expense        $ (52,238) $  75,052    $  22,814

Increase (Decrease) in Interest
  Differential                      $ 243,625  $(243,406)   $     219

Note: The change in interest due to both volume and rate changes has been allocated equally between volume and rate.


               Zachary Bancshares, Inc. and Subsidiary

             CONDENSED CONSOLIDATED STATEMENTS OF INCOME

for the quarter periods in the years ended December 31, 1994 and 1993

                                              1994

                             4TH         3RD         2ND         1ST
                           QUARTER     QUARTER     QUARTER     QUARTER

Interest Income          $1,167,245  $1,056,095  $  986,654  $  979,000
Interest Expense            369,238     341,370     321,170     324,287
   Net Interest Income   $  798,007  $  714,725  $  665,484  $  654,713

Provision (Credit) for
 Loan Losses                (42,338)      -           -           -
   Net Interest Income
     after Provision
     for Loan Losses     $  840,345  $  714,725  $  665,484  $  654,713
Other Income                 81,478      57,695     141,575     164,813
Other Expenses              522,569     537,396     590,247     567,910
   Income before
     Income Taxes        $  399,254  $  235,024  $  216,812  $  251,616

Applicable Income Tax
 Expense                    135,340      80,500      68,630      93,000

   Net Income            $  263,914  $  154,524  $  148,182  $  158,616

Per Share:
 Net Income              $     1.36  $      .80  $      .77  $      .82

 Cash Dividends          $      .75  $    -      $      .60  $    -


                               (Continued)
                CONDENSED CONSOLIDATED STATEMENTS OF INCOME for the quarter periods in the years ended December 31, 1994 and 1993

                                                     1993

                               4TH         3RD         2ND         1ST
                             QUARTER     QUARTER     QUARTER     QUARTER

Interest Income            $1,008,661  $1,024,336  $1,051,742  $1,081,221
Interest Expense              325,414     324,897     328,132     354,807
  Net Interest Income      $  683,247  $  699,439  $  723,610  $  726,414

Provision (Credit) for
  Loan Losses                  (7,040)      7,040        -           -
    Net Interest Income
      after Provision
      for Loan Losses      $  690,287  $  692,399  $  723,610  $  726,414
Other Income                  114,740     194,029     157,598     192,312
Other Expenses                439,370     600,733     586,867     513,604
  Income before
    Income Taxes           $  365,657  $  285,695  $  294,341  $  405,122

Applicable Income Tax
  Expense                     127,378      96,100      99,000     138,000

    Net Income             $  238,279  $  189,595  $  195,341  $  267,122

Per Share:
  Net Income               $     1.23  $      .98  $     1.01  $     1.38

  Cash Dividends           $      .60  $    -      $      .60  $    -

See auditor's report on the selected financial and statistical data.



                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL OPERATIONS AND RESULTS OF OPERATIONS


 The Company evaluates its financial strength through continual review of management, asset quality, capital, earnings and liquidity. The Company continuously addresses each area on an individual and corporate basis. The following Management's Discussion and Analysis relates to the Company's financial position for the years 1994 and 1993. This information is a part of and should be read in conjunction with the Financial Statements and related Notes. The Company is unaware of any trends, uncertainties or events which would or could have a material impact on future operating results, liquidity or capital.

CAPITAL

 The Company's capital continues to exceed regulatory requirements and peer group averages. Regulatory Risk Based Capital requirements for 1994 and 1993 were 8.0%. Regulatory Leverage Ratio requirements were 4% for the same time period. The Company's 1994 Equity to Assets Ratio (below) includes the effect of the Unrealized Loss ($975,394) on Securities discussed in Note C. The company's ratios as of December 31 are as follow:

                                             1994       1993

      Risk Based Capital Ratio              24.78%     27.63%
      Leverage Ratio                         9.82%      9.07%
      Equity to Assets Ratio                 8.82%      9.80%

Earnings will continue to be the Company's main source of capital growth. Management is committed to capital growth through earnings retention. An earnings retention ratio is the percentage of current earnings retained within the capital structure. The Company's earnings retention ratios at December 31 are as follows:

                                           Shareholder      Retention
                         Net Income         Dividends         Ratio

      1994                $725,236          $261,450           64%
      1993                $890,337          $232,339           74%

 The Company distributed to shareholders, cash dividends of $1.35 and $1.20 per share in 1994 and 1993, respectively.


LIQUIDITY

Liquidity management is the process of ensuring that the Bank's assets and liabilities are appropriately structured. The Company's short-term and long-term liquidity is provided by two sources: core deposits and an adequate level of assets readily convertible to cash. Management continually monitors the balance sheet to insure its ability to meet current and future depositor requirements and loan funding commitments. The Company does not anticipate difficulties in meeting funding obligations.

RESULTS OF OPERATIONS
Overview

 Zachary Bancshares, Inc.'s (ZBI) net income for 1994 was $725,236 compared to $890,337 for 1993. ZBI's income level differential is attributable to securities transactions and reduced gains from Other Real Estate sales.
ZBI continues to benefit from improvements in our regional and local economies and expects these trends to continue, although not at the 1992 to 1994 levels. The following table indicates our equity position and balance sheet trends; the 1994 Equity decrease reflects the FASB 115 Unrealized Loss on Securities of $(975,394).

                               Growth Trends
                         (year to year in $ and %)

                              94 to 93             93 to 92

Stockholders' Equity   $(639,971) or -10.1%  $  786,301 or 14.2%
Average Assets         $(223,000) or   -.3%  $1,019,000 or  1.5%

Earnings Analysis

 The Company's 1994 Net Interest Income increased slightly. Net Interest Income in 1994 was $2,832,949 compared to $2,832,710 for 1993.

 Average earning assets were $60,869,000 in 1994 compared to $60,476,000 in 1993. The following table depicts the Company's average earning assets components in thousands of dollars and the respective percentage relationship.

                                     1994              1993

   Reserve Funds                 $ 2,719   05%     $ 3,216    05%
   Securities                     34,273   56%      37,797    63%
   Loans (Net)                    23,877   39%      19,463    32%

     Avg. Earning Assets         $60,869  100%     $60,476   100%

 The previous table indicates average earning assets stability. The Company experienced a cyclical loan volume decrease trend starting in 1984, stabilized in 1992, but reversed in 1994. Management actively pursued increases in the Company's loan portfolio in 1994. The majority of the Company's new loans are local, single family dwellings with a fixed rate, 5 year balloon repricing term.

 Average deposit liabilities were $58,666,000 in 1994 compared to $59,037,000 in 1993. The following table depicts ZBI's average deposit liabilities components and the respective percentage relationship, dollars in thousands.

                                       1994              1993

  Demand Deposits                $11,866   20%      $10,584    18%
  Savings & NOW                   15,364   26%       16,125    27%
  Money Market                     6,723   11%        6,400    11%
  Certificates                    24,713   43%       25,928    44%

   Avg. Depositor Liability      $58,666  100%      $59,037   100%

 As interest rates decreased in recent years, depositors have moved funds from the longer maturities(Certificates) into shorter maturities. Management expects an increase in market rates may influence depositors to return some funds to longer term Certificates. Management remains committed to accepting only trade area deposits, which have core deposit characteristics.

 The Company's Net Interest Spread and Margin are shown below. Net Interest Spread is the difference between the yield on earning assets and the cost of funding. Net Interest Margin is interest income as a percent of average earning assets.

                                       1994            1993

   Net Interest Spread                 3.98%           4.14%
   Net Interest Margin                 4.65%           4.68%

 The Company's interest rate sensitivity is modeled in the following GAP Analysis Table. The Table depicts Management's measurement of the average balance sheet interest rate sensitivity GAP at December 31, 1994.
Interest rate sensitivity results from the timing differences at which assets and liabilities may be repriced as market rates change. The Company also utilizes other measurement techniques to analyze interest rate sensitivity.


                                 GAP Analysis Table
                            (Dollars in Thousands, @ par)
                    0-365     1-3     3+     Non Interest  Total
                    Days     Years   Years     Bearing
Assets
  Reserve Funds      2,100      -       -         -        2,100
  Securities         6,550   15,418   7,717       -       29,685
  Loans              8,125    4,012  15,285       -       27,422
  Other Assets         -        -       -       5,201      5,201
Total Assets        16,775   19,430  23,002     5,201     64,408

Liabilities
  Transfer Accts     4,066    7,137   2,950        -      14,155
  Savings              -      4,477   2,984        -       7,462
  Certificates      20,127    1,902   2,567        -      24,596
  Other Liabilities
    & Capital          -        -       -      18,195     18,195
Total Liabilities
    & Capital       24,193   13,516   8,501    18,195     64,408

Cumulative GAP      (7,418)  (1,504) 12,997

 The Company sold securities in 1993 resulting in a $83,027 cumulative gain; sales in 1994 resulted in a $122,096 cumulative loss. The total financial change from 1993 to 1994 was a $205,123 negative effect reported to shareholders in 1994. In both years, the Company was repositioning the Securities portfolio to enhance future earnings. A primary Company objective with all securities transactions is to increase interest margin; which was accomplished with the majority of transactions in 1993 and 1994.

Allowance and Provision for Loan Losses

 The Allowance for Loan Losses is the amount Management determines necessary to reduce loans to their estimated collectible amounts and to provide for future losses in certain loans which are yet undefined. The Provision for Loan Losses is the amount charged to current earnings which are contributed to the Allowance, hereby maintaining the Allowance's integrity. The Company had a negative 1994 Provision of $42,338, (see Note E). The following table reflects year end Allowance and Provision totals:

                                      1994            1993

   Allowance for Losses             $820,000        $819,047
   Provision for Losses             $(42,338)       $   -

 Management utilizes diversification by loan type, borrower, purpose and industry in combination with individual credit standards to balance the Company's credit risks. Loans are reviewed to facilitate identification and monitoring of potentially deteriorating credits. Management considers the current Allowance adequate to absorb potential losses; therefore a 1995 Provision is not anticipated.

Non-Performing Assets

 Non-performing assets include non-accrual loans, restructured loans and foreclosed assets. Loans are placed on non-accrual when a borrower's financial position has weakened or the ability to comply with contractual agreements becomes reasonably doubtful. Restructured loans have had original contractual agreements renegotiated because of the borrower's apparent inability to fulfill the contract. In-substance foreclosure loans have not been foreclosed upon or dationed; however, the collateral securing these loans, in Management's opinion have substantially the same characteristics as Other Real Estate and may become Other Real Estate. Therefore, all loans classified as in-substance, are carried in Other Real Estate totals. Other Real Estate, by State Law, is carried at the lower of cost or current market value for any asset appraised in excess of $40,000.

 The following table represents non-performing and renegotiated assets at year end:
                                               1994        1993

   Non-Accrual Loans                        $178,700   $  183,400
   Restructured Loans                        144,090      145,161
   Other Real Estate                         563,369      769,526

      Total                                 $886,159   $1,098,087

 The Company maintains an internal Watch List for Management purposes for loans (both performing and non-performing) that have been identified as requiring special monitoring. The Watch List consists of accruing, non-accruing and restructured loans. These loans have characteristics resulting in Management's concern of the borrower's current ability to meet the loan contract. Watch List totals at December 31 are:

                                1994          1993

                              $831,000      $836,000

 Management anticipates a positive Watch List trend to continue in 1995.

 In 1993, the Company realized a $86,829 Gain on Sale of Other Real Estate, similar 1994 sales resulted in a $28,877 Gain on Sale. Therefore, 1994 Gain on Sale of Other Real Estate revenues decreased by $57,952 or 66.74%.

Other Income

 Service Charges on Deposit Accounts decreased 5.3% or $29,312 in 1994. Management considers the 1994 decrease, a possible trend as depositors maintain higher balances, thereby offsetting direct service charges. Other Operating Income in 1993, included $20,341 in Loss on Disposal of Fixed Assets. After adjusting the 1993 income for the above Loss on Disposal, this income category was unchanged.

Other Expense

 Salaries and Employee benefits increased 4.1% in 1994. This increase includes health care premiums and salaries. Occupancy expense decreased 14.5% or $28,457 in 1994, as a result of lower depreciation expense. Other Operating Expense was relatively unchanged in the aggregate. However, within this expense category, Management increased 1994 Public Relations and Advertising by $13,990 or 35%. Other expense's within this category offset the Public Relations' increase.

Income Tax

 The Company was fully taxable in both 1993 and 1994 and expects to remain so in 1995.


ZACHARY BANCSHARES, INC.
OFFICERS

Harry S. Morris, Jr.
President & C.E.O.

Winston E. Canning
Secretary

Mark Thompson
Treasurer

BANK OF ZACHARY
OFFICERS

Harry S. Morris, Jr.
President  & C.E.O.

Winston E. Canning
Executive Vice President

Mark Thompson
Vice President  & Cashier

Warren Couvillion
Vice President

Judy W. Andrews
Assistant Vice President

Virginia Hillman
Assistant Vice President

Kathleen Parker
Assistant Vice President

Ethel Mae Womack
Assistant Vice President

Laura Steen
Operations Officer

Melinda White
Note Supervisor
 & Compliance Officer


ZACHARY BANCSHARES, INC.
AND BANK OF ZACHARY
DIRECTORS

Leonard F. Aguillard
Chairman of the Board

Russell Bankston, Vice Chairman
Hardee M. Brian
Winston E. Canning
Sam Johnson
Howard L. Martin, M.D.
Albert C. Mills, III, PhD.
Harry S. Morris, Jr.



Director Emeritus
R. O. McCraine
A. C. Mills, Jr.



STOCK  INFORMATION

  The Company's stock is not listed on any security exchange. Therefore, Zachary Bancshares, Inc. does not have exchange data that provides high and low stock prices. The Company did not have any stock trades in 1994.

  There was a cash dividend paid in 1994 of $1.35 per share and $1.20 in 1993.


BANK LOCATIONS

Main Branch
4700 Main Street

The Plaza
2210 Hwy 64, Zachary

Central Branch
13444 Hooper Road, Baton  Rouge

INFORMATION

Requests for additional information or copies of Form 10-K filed with the Securities and Exchange Commission in Washington, D.C.
should be directed to:

Chief Financial Officer
Zachary Bancshares, Inc.
P. O. Box 497
Zachary, Louisiana 70791-0497


TRANSFER AGENT
& REGISTRAR

Bank of Zachary
P. O. Box 497
Zachary, Louisiana 70791-0497

INDEPENDENT ACCOUNTANTS

Hannis T. Bourgeois & Co., L.L.P.
Certified Public Accountants
2322 Tremont Drive, Suite 200
Baton Rouge, LA 70809-1487